FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 12 November 2020

Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__               Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____           No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NatWest Group plc

12 November 2020

Introduction

NatWest Group plc (“NatWest Group”) proposes to simplify the way it conducts business in Northern Ireland by transferring the major part of the banking business of Ulster Bank Limited (“Ulster Bank”) a legal entity incorporated and operating in Northern Ireland to National Westminster Bank Plc (“NatWest Bank”).1 This proposed transfer will help to simplify the governance processes of NatWest Group and reduce associated costs which supports NatWest Group’s overall objectives.

The Scheme

Ulster Bank intends to effect a banking business transfer by using a legal scheme called a Business Banking Transfer Scheme under Part VII of the Financial Services and Markets Act 2000 ("FSMA"). Accordingly, an application was issued under section 107 of FSMA in the High Court of Justice in Northern Ireland Queen’s Bench Division (Commercial List) (“Court”) by Ulster Bank and NatWest Bank on 20 October 2020 for Orders:

1.	under section 111 of FSMA sanctioning a scheme ("Scheme") providing for the transfer to NatWest Bank of Ulster Bank's retail and premier banking division, and the business of the commercial, corporate and business banking division ("Transferring Business"); and

2.	making ancillary provision in connection with the Scheme pursuant to sections 112 and 112A of FSMA.

A first hearing was held at the Court on 12 November 2020 and a hearing for the approval of the Scheme is expected to be held on 25 March 2021. If the Scheme is approved at that hearing, the Scheme is expected to take effect on 3 May 2021. Implementation of the Scheme is subject, amongst other matters, to Court and regulatory approvals. Unless the context requires otherwise, capitalised terms used in this announcement are defined in the Scheme.

Further information on the Scheme

A copy of the Scheme document and a guide containing a statement setting out the terms of the Scheme may be obtained free of charge by using the relevant details set out below. The Scheme document, the guide and other related documents including sample copies of the communications to account holders are also available at the websites below. These websites will be updated with any key changes in respect of the proposed transfer.

Any questions or concerns relating to the proposed transfer should be referred to the following telephone numbers or addresses (as appropriate):

Ulster Bank Transfer BBTS Ulster Bank Limited 11-16 Donegall Square East Belfast BT1 5UB	National Westminster Bank 250 Bishopsgate, London England EC2M 4AA

Telephone No:

03457 424365 (Retail customers)

0345 366 5592 (Commercial customers)

Website: www.ulsterbank.co.uk/transferscheme	Website: www.natwest.com

Making your views known

1 Note: Ulster Bank Limited which operates in Northern Ireland is a separate and distinct legal entity from Ulster Bank Ireland Designated Activity Company (“UBIDAC”) which is incorporated in and provides banking services to individuals, companies and institutions in the Republic of Ireland.

Any person (including any account holder or employee of Ulster Bank or NatWest Bank) who thinks that he or she would be adversely affected by the carrying out of the Scheme has a right to attend the hearing and express their views, either in person or by legal representative. It would assist the process if anyone intending to do so could inform Ulster Bank or NatWest Bank, in writing at the relevant address above, or Pinsent Masons LLP (the solicitors acting for Ulster Bank and NatWest Bank), in writing at the address below prior to 12 March 2021.

Any person who alleges that they would be adversely affected by the Scheme but does not intend to attend the hearing may make representations about the Scheme in writing to Ulster Bank or NatWest Bank at the relevant address above or in writing to Pinsent Masons LLP at the address below, setting out their reasons why they believe they would be adversely affected. It would assist the process if any such responses are received by Ulster Bank, NatWest Bank or Pinsent Masons LLP prior to 12 March 2021.

Pinsent Masons Belfast LLP

Soloist Building

1 Lanyon Place

Belfast

BT1 3LP

Ref: 62155.07169/HA06/MB60

Solicitors acting for Ulster Bank and NatWest Bank

If there are, at the time of the hearing, restrictions in the United Kingdom on gatherings and movement of people and any person who would otherwise wish to attend the hearing and express their views (whether in person or by legal representative) is unable to do so as a result, where reasonably practicable and to the extent permitted by the High Court, it is intended that arrangements will be put in place in order to permit such persons to participate in the hearing remotely.

For Further Information contact:

NatWest Group Investor Relations

Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations

+44(0)131 523 4205

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as the future economic results, business plans and strategies of NatWest Group plc (“NatWest Group”). In particular, this document may include forward-looking statements relating to NatWest Group in respect of, but not limited to: its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the uncertainty surrounding the Covid-19 pandemic and its impact on NatWest Group. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in the 2019 Annual Report and Accounts of NatWest Group (formerly The Royal Bank of Scotland Group plc), NatWest Group plc's Interim Results for Q1 2020 and NatWest Group plc's Interim Results for H1 2020 and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, NatWest Group's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	November 12, 2020	By:	/s/ Gary Moore
			Name:	Gary Moore
			Title:	Assistant Secretary